Exhibit 12.1

UNITED STATES CELLULAR CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
For the Twelve Months Ended December 31, 2003

(Dollars In Thousands)
As Restated

EARNINGS:
Income (loss) before income taxes and minority interest	$106,150
Add (Deduct):
Earnings on Equity Method Investments	(52,063)
Distributions from Minority Subsidiaries	44,833
Minority interest in income of majority-owned subsidiaries that do not have fixed charges	(14,622)

84,298
Add fixed charges:
Consolidated interest expense	63,048
Deferred Debt Amortization Expense	1,559
Interest Portion (1/3) of Consolidated Rent Expense	17,412

$166,317

FIXED CHARGES:
Consolidated interest expense	$63,048
Deferred Debt Amortization Expense	1,559
Interest Portion (1/3) of Consolidated Rent Expense	17,412

$82,019

RATIO OF EARNINGS TO FIXED CHARGES	2.03